Exhibit 1
JUNE 2023 INCORPORATING THE REQUIREMENTS OF APS330 WESTPAC BANKING CORPORATION ABN 33 007 457 141 Pillar 3 Report

Pillar 3 report Table of contents 2 | Westpac Group June 2023 Pillar 3 report Structure of Pillar 3 report Executive summary 3 Introduction 5 Group structure 6 Capital overview 8 Leverage ratio 12 Credit risk exposures 13 Securitisation 17 Liquidity coverage ratio 20 Appendices Appendix I – APRA revised capital framework 21 Appendix II – APS 330 quantitative requirements 23 Disclosure regarding forward-looking statements 24 In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) capital framework and implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Pillar 3 report
Executive Summary

Key capital ratios

%	30 June 2023	31 March 2023	30 June 2022
Level 2 Regulatory capital structure			
Common equity Tier 1 capital ratio	11.86	12.28	10.75
Additional Tier 1 capital ratio	2.16	2.20	2.02
Tier 1 capital ratio	14.02	14.48	12.77
Tier 2 capital ratio	5.69	5.27	4.40
Total regulatory capital ratio	19.71	19.75	17.17
APRA leverage ratio	5.36	5.46	5.35
Level 1 Common equity Tier 1 capital ratio	12.01	12.50	10.59

APRA's revised capital framework (Basel III) became effective on 1 January 2023 and included updated prudential standards for capital adequacy and credit risk capital. The revisions included amendments to capital requirements, revisions to the calculation of credit Risk Weighted Asset (RWA), introduction of a capital floor and introduction of a minimum leverage ratio. A summary of the changes can be found in Appendix I. These revisions are reflected in the disclosed capital ratios at 30 June 2023 and 31 March 2023. Prior periods have not been restated with capital reported under APRA's, then applicable, capital framework.

Third Quarter 2023 – First Half 2023

Westpac's Level 2 common equity Tier 1 (CET1) capital ratio was 11.86% at 30 June 2023, 42 basis points lower than 31 March 2023. The CET1 capital ratio was lower than 31 March 2023 due to payment of the 2023 interim dividend, an increase in total RWA and higher capital deductions mostly from capitalised software and other expenditure. These impacts were partially offset by the contribution of earnings over the quarter.

Third Quarter 2023 – Third Quarter 2022

Westpac's Level 2 CET1 capital ratio at 30 June 2023 was 111 basis points higher than 30 June 2022 due to earnings, less payment of dividends, divestment benefits and a reduction in total RWA. Total RWA reduced from 30 June 2022 by $18.0 billion or 3.8%. Credit RWA reduced by $19.5 billion, mostly from the implementation of APRA's revised capital framework which reduced credit RWA by $23.7 billion and resulted in a 62 basis points addition to the CET1 ratio.

Risk Weighted Assets

$m	30 June 2023	31 March 2023	30 June 2022
Risk weighted assets at Level 2			
Credit risk	342,766	340,558	362,279
Market risk	14,561	15,168	9,837
Operational risk	55,362	56,900	57,875
Interest rate risk in the banking book	42,635	34,748	43,498
Other	4,692	5,572	4,540
Total RWA	460,016	452,946	478,029
Total Exposure at Default	1,191,704	1,187,904	1,212,775

Total RWA increased by 1.6% since 31 March 2023 to $460.0 billion from both credit and non-credit RWA increases.

Credit RWA increased by $2.2 billion. Key movements included:

- A $1.9 billion increase from higher lending across Corporate, Business Lending, Property Finance and Residential Mortgages;
- A $1.2 billion increase from deteriorating credit quality from higher early cycle delinquencies in Residential Mortgages offset by improved credit quality in Corporate;
- A $0.7 billion decrease from foreign currency translation impacts, predominantly the appreciation of the A$ against the NZ$; and
- A $0.2 billion decrease from counterparty credit risk primarily due to a decrease in the mark-to-market value of derivatives from changes in underlying foreign currency exchange rates.

Non-credit RWA were $4.9 billion higher. Key movements included:

- A $7.9 billion increase in interest rate risk in the banking book (IRRBB) RWA from:
  - $5.4 billion due to a higher embedded loss from higher interest rates; and

Westpac GROUP
Westpac Group June 2023 Pillar 3 report | 3

Pillar 3 report Executive summary 4 | Westpac Group June 2023 Pillar 3 report Ongoing model changes ($2.5 billion) which still require regulatory approval1 .. 1 Operational RWA: $1.5 billion decrease due to lower capital requirements; and Market RWA: $0.6 billion decrease due to lower Risks Not In Value at Risk (RNIV), offset by an increase from portfolio movements. Exposure at Default (EAD) EAD increased $3.8 billion over the quarter. Key movements include: A $8.6bn billion increase from higher lending mainly across Residential Mortgages, Corporate, Business Lending, Property Finance and Securitisation asset classes; A $2.4 billion decrease in Sovereign exposures, as part of liquidity management; and A $2.3 billion decrease in New Zealand exposures, mainly within sovereign exposures. Tier 2 capital movements for third quarter 2023 Over the quarter, the Group issued A$2.9 billion of Tier 2 capital instruments and redeemed A$0.9 billion of Tier 2 instruments. The net impact of these transactions was an increase in total capital of approximately 43bps. On 2 December 2021, APRA announced a requirement for domestic systemically important banks (D-SIBs) including Westpac, to increase total capital requirements by 4.5 percentage points of RWA to meet additional loss absorbing capacity. This includes an interim total capital requirement of 16.75% from 1 January 2024 and a final total capital requirement from 1 January 2026 of 18.25%. The increase in total capital is expected to be met through additional Tier 2 capital. Leverage Ratio2 The leverage ratio represents the amount of Tier 1 capital relative to an exposure measure2 .. At 30 June 2023, Westpac’s leverage ratio was 5.36%, down 10 basis points from 31 March 2023. This was mostly driven by lower Tier 1 capital following payment of the 2023 interim dividend. Liquidity Coverage Ratio (LCR) Westpac’s average LCR for the quarter ending 30 June 2023 was 138% (31 March 2023: 135%). The increase in the ratio was mainly driven by an increase in average holdings of liquid assets partially offset by an increase in net cash outflows. 1 APRA has approved Westpac's IRRBB Embedded Gain/Loss (EGL) model, however Westpac has applied an overlay pending recalibration of the model. 2 As defined under Attachment D of APS110: Capital Adequacy.

Pillar 3 report Introduction 5 | Westpac Group June 2023 Pillar 3 report Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Internal Ratings-Based approach (IRB) for credit risk and the Standardised Measurement Approach (SMA) for operational risk. In accordance with APS330 Public Disclosure, financial institutions that have received the Advanced IRB (AIRB) accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly. In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for: Capital instruments under Attachment B of APS330; and The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually). Capital instruments disclosures are updated when: A new capital instrument is issued that will form part of regulatory capital; or A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed. 1 1 http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Pillar 3 report Group structure 6 | Westpac Group June 2023 Pillar 3 report APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels: Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy; Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities. Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2 .. The Westpac Group 1 2 The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation. Accounting consolidation33 The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases. Group entities excluded from the regulatory consolidation at Level 2 Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities: insurance; acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management; non-financial (commercial) operations; or special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation. Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities. 1 APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI. 2 Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report. 3 Refer to Note 30 of Westpac’s 2022 Annual Report for further details. Level 1 Consolidation Level 2 Consolidation Level 3 Consolidation Regulatory non-consolidated subsidiaries Westpac New Zealand Ltd Other Westpac Level 2 subsidiaries Westpac Banking Corporation Westpac Level 1 subsidiaries

Pillar 3 report Group structure Westpac Group June 2023 Pillar 3 report | 7 Subsidiary banking entities Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses both the Advanced IRB and Standardised methodologies for credit risk and the standardised measurement approach (SMA) for operational risk. Other subsidiary banking entities in the Group include Westpac Bank PNG Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Certain subsidiary banking and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. Dividends and capital are repatriated in line with the Group’s policy subject to subsidiary Board approval and local regulations. Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings in these entities to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits1 Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1 .. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. Prudential regulation of subsidiary entities On 23 March 2021, the RBNZ issued two notices to WNZL under section 95 of the Banking (Prudential Supervision) Act 1989 requiring WNZL to supply two external reviews to the RBNZ (the ‘Risk Governance Review’ and the ‘Liquidity Review’). These reviews only applied to WNZL and not to Westpac in Australia or its NZ Branch. The Risk Governance Review related to the effectiveness of WNZL’s risk governance. This review was completed, in November 2021 and identified deficiencies in WNZL’s risk governance practices and operations which WNZL sought to address through a programme of work overseen by the WNZL Board. In April 2023, the RBNZ acknowledged the decision of WNZL’s Board to approve closure of the Risk Governance programme of work, noted the improvements made by WNZL to date and that any remaining activity will be overseen by the WNZL Board Risk and Compliance Committee. The Liquidity Review related to the effectiveness of WNZL’s actions to improve liquidity risk management and the associated risk culture. The review was, completed in May 2022 and did not identify any material control gaps or issues and made some recommendations for improvement, which are being implemented as part of WNZL’s continuous improvement activity. Since then, WNZL has undertaken further assurance work and continues to review and enhance the control framework. From 31 March 2021, the RBNZ amended WNZL’s conditions of registration, requiring WNZL to discount the value of its liquid assets by approximately 14%. From 15 August 2022, the RBNZ reduced the overlay quantum to approximately 7%, which at 30 June 2023 was $1.5 billion. The overlay will remain in place until the RBNZ is satisfied that control assurance work has been completed. 1 For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Pillar 3 report
Capital overview

Capital management strategy

Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP). Key features include:

- The development of a capital management strategy, including consideration of regulatory capital minimums, capital buffers and contingency plans. The current regulatory capital minimums together with the capital conservation buffer (CCB) and countercyclical capital buffer are the Total CET1 requirement. The Total CET1 Requirement for Westpac is at least 10.25%[1] based on an industry minimum CET1 requirement of 4.5% plus a capital conservation buffer of 4.75% and a countercyclical capital buffer of 1.0%[2].
- Consideration of regulatory capital requirements and the perspectives of external stakeholders including rating agencies as well as equity and debt investors; and
- A stress testing framework that challenges the capital measures, coverage and capital requirements including the impact of adverse economic scenarios.

The Board has determined that Westpac will target a CET1 operating capital range of between 11.0% and 11.5%, in normal operating conditions.

Westpac's capital adequacy ratios

%	30 June 2023	31 March 2023	30 June 2022
The Westpac Group at Level 2			
Common equity Tier 1 capital ratio	11.9	12.3	10.7
Additional Tier 1 capital	2.2	2.2	2.0
Tier 1 capital ratio	14.0	14.5	12.8
Tier 2 capital ratio	5.7	5.3	4.4
Total regulatory capital ratio	19.7	19.8	17.2
The Westpac Group at Level 1			
Common equity Tier 1 capital ratio	12.0	12.5	10.6
Additional Tier 1 capital	2.4	2.4	2.2
Tier 1 capital ratio	14.4	14.9	12.7
Tier 2 capital ratio	6.2	5.8	4.7
Total regulatory capital ratio	20.6	20.7	17.5

Westpac New Zealand Limited's capital adequacy ratios

%	30 June 2023	31 March 2023	30 June 2022
Common equity Tier 1 capital ratio	11.3	11.1	11.5
Additional Tier 1 capital	1.6	1.6	2.0
Tier 1 capital ratio	12.9	12.7	13.5
Tier 2 capital ratio	1.0	1.0	1.2
Total regulatory capital ratio	13.9	13.7	14.8

[1] Noting that APRA may apply higher CET1 requirements for an individual ADI.
[2] APRA has currently set a 1.0% default countercyclical capital buffer for Australian exposures however this may be varied by APRA in the range of 0 to 3.5%. The final countercyclical capital buffer is ADI specific and dependent on a bank's international exposures.

8 | Westpac Group June 2023 Pillar 3 report

Pillar 3 report Capital overview Westpac Group June 2023 Pillar 3 report | 9 Capital requirements APRA’s revised capital framework became effective on 1 January 2023. This included updated prudential standards for public disclosures, capital adequacy and credit risk capital. A summary of these changes has been included in Appendix I. A key change of the framework has been asset classifications used to determine RWA and the use of the foundation IRB approach (FIRB) for some exposure classes. Under FIRB, an ADI must provide its own estimates of Probably of Default (PD) and maturity and rely on supervisory estimates of Loss Given Default (LGD) and EAD. The table below summarises Westpac’s revised credit risk asset classes under APRA’s revised capital framework. A further explanation of the new asset classes is set out in Appendix I. Revised Credit Asset Classes Previously Reported Credit Asset Classes Corporate Corporate Business Lending Business Lending Small Business Property Finance Specialised Lending Large Corporate Corporate Sovereign Sovereign Financial Institutions Corporate Business Lending Bank Residential Mortgages Residential Mortgages Australian Credit Cards Australian Credit Cards Other Retail Other Retail Small Business Small Business Business Lending Specialised Lending Specialised Lending Securitisation Securitisation New Zealand Corporate Business Lending Sovereign Banks Residential mortgages Other retail Small business Specialised lending Securitisation

Pillar 3 report
Capital overview

This table shows risk weighted assets for each risk type included in the regulatory assessment of Westpac's capital adequacy. The 30 June 2023 and 31 March 2023 balances below incorporate the revised credit asset classes under APRA's revised capital framework.

30 June 2023 $m	IRB Approach[1]	FIRB Approach	Standardised Approach[2]	Total Risk Weighted Assets
Credit risk				
Corporate	24,542	-	1,075	25,617
Business Lending	26,752	-	186	26,938
Property Finance	32,119	-	-	32,119
Large Corporate	-	20,281	-	20,281
Sovereign	-	2,360	1,814	4,174
Financial Institutions	-	14,895	82	14,977
Residential Mortgages	111,459	-	18,834	130,293
Australian Credit Cards	3,937	-	-	3,937
Other Retail	5,113	-	467	5,580
Small Business	17,908	-	169	18,077
Specialised Lending	3,042	-	456	3,498
Securitisation	7,098	-	-	7,098
New Zealand	42,809	-	2,015	44,824
Mark-to-market related credit risk[3]	-	-	5,353	5,353
Total Credit risk	274,779	37,536	30,451	342,766
Market risk				14,561
Operational risk				55,362
Interest rate risk in the banking book				42,635
Other[4]				4,692
Total				460,016

31 March 2023 $m	IRB Approach[1]	FIRB Approach	Standardised Approach[2]	Total Risk Weighted Assets
Credit risk				
Corporate	24,309	-	1,147	25,456
Business Lending	25,928	-	177	26,105
Property Finance	31,234	-	-	31,234
Large Corporate	-	21,228	-	21,228
Sovereign	-	2,357	1,777	4,134
Financial Institutions	-	15,057	75	15,132
Residential Mortgages	109,164	-	19,651	128,815
Australian Credit Cards	3,957	-	-	3,957
Other Retail	5,304	-	464	5,768
Small Business	18,219	-	170	18,389
Specialised Lending	2,931	-	464	3,395
Securitisation	6,400	-	-	6,400
New Zealand	43,301	-	2,030	45,331
Mark-to-market related credit risk[3]	-	-	5,214	5,214
Total Credit risk	270,747	38,642	31,169	340,558
Market risk				15,168
Operational risk				56,900
Interest rate risk in the banking book				34,748
Other[4]				5,572
Total				452,946

[1] IRB approaches excluding FIRB.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

10 | Westpac Group June 2023 Pillar 3 report

Pillar 3 report
Capital overview

30 June 2022 $m	IRB Approach[1]	Standardised Approach[2]	Total Risk Weighted Assets
Credit risk			
Corporate	70,238	841	71,079
Business lending	31,732	726	32,458
Sovereign	2,389	1,658	4,047
Bank	5,089	104	5,193
Residential mortgages	147,721	3,069	150,790
Australian credit cards	3,944	-	3,944
Other retail	7,296	744	8,040
Small business	14,128	-	14,128
Specialised lending	59,453	395	59,848
Securitisation	6,883	-	6,883
Mark-to-market related credit risk[3]		5,869	5,869
Total	348,873	13,406	362,279
Market risk			9,837
Operational risk			57,875
Interest rate risk in the banking book			43,498
Other assets[4]			4,540
Total			478,029

[1] IRB approaches including FIRB.

[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.

[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac GROUP

Westpac Group June 2023 Pillar 3 report | 11

Pillar 3 report Leverage ratio 12 | Westpac Group June 2023 Pillar 3 report Leverage ratio The following table summarises Westpac’s leverage ratio. APRA’s revised capital framework has introduced a minimum leverage ratio of 3.5% and revised the calculation of leverage exposure. Revisions include: Revised credit conversion factors for the calculation of off-balance sheet exposures to align with the standardised approach to RWA; and Revised calculation of derivative exposure to align with the calculation of counterparty credit risk RWA. The 30 June 2023 and 31 March 2023 leverage ratios incorporate these revisions. $ billion 30 June 2023 31 March 2023 31 December 2022 30 September 2022 Net Tier 1 Regulatory Capital 64.5 65.6 63.4 63.9 Total Exposures 1,202.1 1,200.1 1,151.3 1,140.3 Leverage ratio 5.4% 5.5% 5.5% 5.6%

Pillar 3 report
Credit risk exposures

Summary credit risk disclosure

30 June 2023 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Specific Provision for Non-Performing Exposures	Actual Losses for the 9 months ended
Corporate[2]	38,372	24,542	593	140	140	(25)
Business Lending	42,310	26,752	506	270	282	23
Property Finance	53,904	32,119	300	164	136	3
Large Corporate	39,493	20,281	64	64	-	-
Sovereign	208,470	2,360	5	2	-	-
Financial Institutions	37,980	14,895	66	31	16	6
Residential Mortgages	523,670	111,459	1,112	760	354	20
Australian Credit Cards	13,653	3,937	170	130	36	72
Other Retail	5,263	5,113	225	147	74	84
Small Business	29,387	17,908	568	376	187	43
Specialised Lending	3,965	3,042	24	24	-	-
Securitisation	36,023	7,098	-	-	-	-
Standardised[4]	29,481	28,436	-	-	90	5
New Zealand	129,733	44,824	530	353	127	15
Total	1,191,704	342,766	4,163	2,461	1,442	246

31 March 2023 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[1]	Expected Loss for non-defaulted exposures	Specific Provision for Non-Performing Exposures	Actual Losses for the 6 months ended
Corporate[2]	37,110	24,309	588	136	147	(26)
Business Lending	40,861	25,928	490	263	235	16
Property Finance	52,697	31,234	288	154	134	2
Large Corporate	40,248	21,228	63	63	-	-
Sovereign	210,868	2,357	2	2	-	-
Financial Institutions	37,687	15,057	71	31	18	5
Residential Mortgages	518,276	109,164	1,057	731	330	11
Australian Credit Cards	13,675	3,957	172	131	37	44
Other Retail	5,586	5,304	234	151	80	53
Small Business	29,559	18,219	576	374	196	31
Specialised Lending	3,746	2,931	26	26	-	-
Securitisation	32,831	6,400	-	-	-	-
Standardised[4]	30,253	29,139	-	-	98	-
New Zealand	134,507	45,331	534	360	118	7
Total	1,187,904	340,558	4,101	2,422	1,393	143

30 June 2022 $m	Exposure at Default	Risk Weighted Assets[1]	Regulatory Expected Loss[1]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 9 months ended
Corporate	139,009	70,238	854	322	313	243	303
Business lending	54,163	31,732	595	333	320	149	65
Sovereign	229,423	2,389	2	2	-	-	-
Bank	22,191	5,089	6	6	-	-	-
Residential mortgages[3]	590,902	147,721	1,551	1,112	214	64	29
Australian credit cards	15,170	3,944	168	129	63	35	78
Other retail	9,634	7,296	335	217	217	115	61
Small business	28,990	14,128	454	284	315	149	22
Specialised lending	72,261	59,453	884	556	76	17	-
Securitisation	36,187	6,883	-	-	-	-	-
Standardised[4]	14,845	13,406	-	-	99	45	-
Total	1,212,775	362,279	4,849	2,961	1,617	817	558

[1] Includes regulatory expected losses for defaulted and non-defaulted exposures.
[2] Corporate loan losses include the recovery of a previously written off loan of $40m.
[3] At 30 June 2022 Westpac applied a floor of 25% to its residential mortgage portfolio risk weight.
[4] Includes mark-to-market related credit risk.

Westpac GROUP
Westpac Group June 2023 Pillar 3 report | 13

Pillar 3 report
Credit risk exposures

The following tables segment the portfolio by characteristics that provide an insight into the assessment of credit risk concentration.

Exposure at Default by major type[1]

30 June 2023	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[2]
Corporate	26,027	9,223	3,122	38,372	37,741
Business Lending	36,926	5,325	59	42,310	41,586
Property Finance	48,244	5,387	273	53,904	53,301
Large Corporate	20,522	14,657	4,314	39,493	39,871
Sovereign	170,171	246	38,053	208,470	209,668
Financial Institutions	16,651	4,356	16,973	37,980	37,834
Residential Mortgages	458,515	65,155	-	523,670	520,972
Australian Credit Cards	6,182	7,471	-	13,653	13,664
Other Retail	4,288	975	-	5,263	5,425
Small Business	22,229	7,158	-	29,387	29,473
Specialised Lending	1,889	1,954	122	3,965	3,856
Securitisation	27,212	8,769	42	36,023	34,427
Standardised	23,107	3,458	2,916	29,481	29,867
New Zealand	107,576	21,628	529	129,733	132,119
Total	969,539	155,762	66,403	1,191,704	1,189,804

31 March 2023	On balance	Off-balance sheet		Total Exposure
$m	sheet	Non-market related	Market related	at Default
Corporate	25,900	8,319	2,891	37,110
Business Lending	35,255	5,541	65	40,861
Property Finance	47,275	5,097	325	52,697
Large Corporate	20,818	14,767	4,663	40,248
Sovereign	162,968	188	47,712	210,868
Financial Institutions	17,819	4,106	15,762	37,687
Residential Mortgages	452,592	65,684	-	518,276
Australian Credit Cards	6,149	7,526	-	13,675
Other Retail	4,584	1,002	-	5,586
Small Business	22,280	7,279	-	29,559
Specialised Lending	1,846	1,746	154	3,746
Securitisation	26,254	6,506	71	32,831
Standardised	24,206	3,387	2,660	30,253
New Zealand	112,731	21,302	474	134,507
Total	960,677	152,450	74,777	1,187,904

30 June 2022	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[3]
Corporate	59,748	59,602	19,659	139,009	134,759
Business lending	40,659	13,504	-	54,163	53,764
Sovereign	173,433	1,877	54,113	229,423	214,439
Bank	11,342	1,484	9,365	22,191	21,724
Residential mortgages	510,792	80,110	-	590,902	588,355
Australian credit cards	6,216	8,954	-	15,170	15,182
Other retail	7,045	2,589	-	9,634	9,973
Small business	22,230	6,760	-	28,990	29,322
Specialised lending	58,541	13,207	513	72,261	71,556
Securitisation	28,181	7,957	49	36,187	34,777
Standardised	11,256	989	2,600	14,845	14,561
Total	929,443	197,033	86,299	1,212,775	1,188,412

[1] Given the introduction of new credit risk asset classes under APRA's revised capital framework, which resulted in exposures moving between asset classes, average EAD over the six-months to 31 March 2023 has not been included for 31 March 2023.
[2] Average is based on exposures as at 30 June 2023 and 31 March 2023.
[3] Average is based on exposures as at 30 June 2022 and 31 March 2022.

14 | Westpac Group June 2023 Pillar 3 report
Westpac GROUP

Pillar 3 report
Credit risk exposures

Expected credit loss provision

This table provides a summary of expected credit loss provisions. For 30 June 2023 and 31 March 2023 Stage 1 and Stage 2 credit losses are included in the provisions held against the Performing Exposures line item. Stage 3 credit losses are included in the Total Specific Provision line.

30 June 2023	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	407	243	650
for defaulted but not impaired loans	-	792	792
Total Specific Provision[1]	407	1,035	1,442
Provisions held against performing exposures	-	3,656	3,656
Total provisions for ECL	407	4,691	5,098

31 March 2023	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	382	269	651
for defaulted but not impaired loans	-	742	742
Total Specific Provision[1]	382	1,011	1,393
Provisions held against performing exposures	-	3,530	3,530
Total provisions for ECL	382	4,541	4,923

30 June 2022	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	521	296	817
for defaulted but not impaired loans	-	650	650
for Stage 2	-	1,990	1,990
Total Specific Provision[1]	521	2,936	3,457
General Reserve for Credit Loss[1]	-	1,087	1,087
Total provisions for expected credit losses	521	4,023	4,544

[1] Provisions classified according to APRA's letter dated 4 July 2017 "Provisions for regulatory purposes and AASB 9 financial instruments".

Westpac GROUP
Westpac Group June 2023 Pillar 3 report | 15

Pillar 3 report
Credit risk exposures

Non-performing and past due loans

This table discloses non-performing and past due loans by credit asset class. Under the revised capital framework, ADI's are required to disclose non-performing exposures which are exposures in default aligned to the definition in APS220 Credit Risk Management. Under APS 220, the initial recognition of default under APS220 is where either one, or both, of the following has happened:

- Westpac considers that the borrower is unlikely to pay its credit obligations to Westpac in full, and without recourse to actions such as realising available security;
- the borrower is 90 days or more past-due on a credit obligation to Westpac.

The revised definition also requires ADI's to classify an exposure as non-performing for an additional 90 days after returning to performing.

Non-performing and past due loans by portfolio

30 June 2023 $m	Non-Performing Exposures - Not Impaired	Non-Performing Exposures - Impaired	Total Non-Performing Exposures	Specific provisions for Non-Performing Exposures	Actual Losses for the 9 months ended
Corporate	54	145	199	140	(25)
Business Lending	879	185	1,064	282	23
Property Finance	694	26	720	136	3
Large Corporate	-	-	-	-	-
Sovereign	-	-	-	-	-
Financial Institutions	41	13	54	16	6
Residential Mortgages	3,777	233	4,010	354	20
Australian Credit Cards	-	96	96	36	72
Other Retail	-	150	150	74	84
Small Business	691	356	1,047	187	43
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	307	126	433	90	5
New Zealand	653	88	741	127	15
Total	7,096	1,418	8,514	1,442	246

31 March 2023 $m	Non-Performing Exposures - Not Impaired	Non-Performing Exposures - Impaired	Total Non-Performing Exposures	Specific provisions for Non-Performing Exposures	Actual Losses for the 6 months ended
Corporate	78	164	242	147	(26)
Business Lending	890	164	1,054	235	16
Property Finance	719	23	742	134	2
Large Corporate	-	-	-	-	-
Sovereign	-	-	-	-	-
Financial Institutions	50	15	65	18	5
Residential Mortgages	3,397	232	3,629	330	11
Australian Credit Cards	-	100	100	37	44
Other Retail	-	160	160	80	53
Small Business	692	429	1,121	196	31
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	309	137	446	98	-
New Zealand	574	97	671	118	7
Total	6,709	1,521	8,230	1,393	143

30 June 2022 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 9 months ended
Corporate	144	313	243	303
Business lending	971	320	149	65
Sovereign	-	-	-	-
Bank	-	-	-	-
Residential mortgages	3,991	214	64	29
Australian credit cards	-	63	35	78
Other retail	-	217	115	61
Small business	502	315	149	22
Specialised lending	557	76	17	-
Securitisation	-	-	-	-
Standardised	70	99	45	-
Total	6,235	1,617	817	558

[1] Includes items past 90 days not impaired.

16 | Westpac Group June 2023 Pillar 3 report

Pillar 3 report Securitisation Westpac Group June 2023 Pillar 3 report | 17 Banking book summary of securitisation activity by asset type This table shows assets transferred into securitisation schemes by underlying asset type (ADI originated) for the relevant period. Amounts securitised for the 3 months ended to 30 June 2023 were $1.8 billion, a reduction of $17.2 billion from the 3 months ended 30 June 2022. Amounts securitised for the 6 months ended 31 March 2023 were $14.2 billion. The reduction in assets securitised is primarily due to lower requirements following the phase-out of the Reserve Bank of Australia’s Committed Liquidity Facility on 1 January 2023. For the 3 months ended 30 June 2023 Amount Recognised gain or $m securitised loss on sale Residential mortgages 1,819 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 1,819 - For the 6 months ended 31 March 2023 Amount Recognised gain or $m securitised loss on sale Residential mortgages 14,236 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 14,236 - For the 3 months ended 30 June 2022 Amount Recognised gain or $m securitised loss on sale Residential mortgages 19,110 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 19,110 -

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

30 June 2023	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,163	65	8,228
Liquidity facilities	-	-	289	289
Funding facilities	4,309	-	495	4,803
Underwriting facilities	-	-	-	-
Lending facilities	1,842	-	151	1,993
Warehouse facilities	12,896	-	7,813	20,709
Total	19,046	8,163	8,814	36,023

31 March 2023	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,135	-	7,135
Liquidity facilities	-	-	292	292
Funding facilities	3,634	-	431	4,064
Underwriting facilities	-	-	-	-
Lending facilities	1,953	-	125	2,078
Warehouse facilities	13,534	-	5,729	19,263
Total	19,120	7,135	6,577	32,831

30 June 2022	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,383	36	7,419
Liquidity facilities	-	-	281	281
Funding facilities	4,551	-	1,697	6,248
Underwriting facilities	-	-	-	-
Lending facilities	2,545	-	368	2,913
Warehouse facilities	13,703	-	5,623	19,326
Total	20,799	7,383	8,005	36,187

18 | Westpac Group June 2023 Pillar 3 report

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type

30 June 2023 **$m**	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	455	-	455
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	37	37
Other derivatives	-	-	5	5
Total	-	455	42	498

31 March 2023 **$m**	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	610	-	610
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	65	65
Other derivatives	-	-	6	6
Total	-	610	71	681

30 June 2022 **$m**	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	518	-	518
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	34	34
Other derivatives	-	-	15	15
Total	-	518	49	566

[1] Trading book securitisation exposure is captured and risk weighted under APS116.

Westpac GROUP
Westpac Group June 2023 Pillar 3 report | 19

Pillar 3 report
Liquidity coverage ratio

Liquidity Coverage Ratio

The average LCR for the quarter was 138%, up from 135% at 31 March 2023. APRA's regulatory minimum is 100%. The increase in the period was mainly driven by an increase in holdings of liquid assets and a decrease in net cash outflows.

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA) and additional qualifying RBNZ securities.

The portfolio of HQLA averaged $184.1 billion[1], up from $182.9 billion from the prior quarter.

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. The Group maintains a buffer over the regulatory minimum of 100%.

	30 June 2023		31 March 2023	
$m	Total unweighted (average)	Total weighted (average)	Total unweighted (average)	Total weighted (average)
Liquid assets, of which:				
1. High-quality liquid assets (HQLA)		184,088		182,940
2. Alternative liquid assets (ALA)		0		0
3. Reserve Bank of New Zealand (RBNZ) securities		4,533		3,540
Cash Outflows				
4. Retail deposits and deposits from small business customers, of which:	**323,225**	**28,759**	**319,953**	**28,559**
5. Stable deposits	156,437	7,822	154,498	7,725
6. Less stable deposits	166,788	20,937	165,455	20,834
7. Unsecured wholesale funding, of which:	**168,609**	**78,425**	**178,399**	**83,270**
8. Operational deposits (all counterparties) and deposits in networks for cooperative banks	71,852	17,893	75,709	18,858
9. Non-operational deposits (all counterparties)	83,643	47,418	87,700	49,422
10. Unsecured debt	13,114	13,114	14,990	14,990
11. Secured wholesale funding		2,816		0
12. Additional requirements, of which:	**212,234**	**29,016**	**209,524**	**29,011**
13. Outflows related to derivatives exposures and other collateral requirements	11,536	11,536	12,015	12,015
14. Outflows related to loss of funding on debt products	241	241	300	300
15. Credit and liquidity facilities	200,457	17,239	197,209	16,696
16. Other contractual funding obligations	8,536	5,754	6,471	4,023
17. Other contingent funding obligations	49,642	4,287	46,240	3,847
18. Total cash outflows		**149,057**		**148,710**
Cash inflows				
19. Secured lending (e.g. reverse repos)	6,434	0	4,523	0
20. Inflows from fully performing exposures	9,268	4,936	8,260	4,340
21. Other cash inflows	7,552	7,552	6,734	6,734
22. Total cash inflows	**23,254**	**12,488**	**19,517**	**11,074**
23. Total liquid assets		**188,621**		**186,480**
24. Total net cash outflows		**136,569**		**137,636**
24.1 Net cash outflows overlay				
25. Liquidity Coverage Ratio (%)		**138%**		**135%**
Number of data points used		62		63

[1] Calculated as a simple average of the daily observations over the quarter.

20 | Westpac Group June 2023 Pillar 3 report

Westpac GROUP

Pillar 3 report
Appendix I - APRA revised capital framework

APRA's revised capital framework (Basel III) became effective on 1 January 2023 and included updated prudential standards for capital adequacy and credit risk capital. The objectives of the revised capital framework are to provide flexibility for banks to operate in all environments including in times of stress, enhance risk sensitivity and improve comparability with international standards. Revisions include:

- Capital requirements: Total CET1 Requirement for D-SIBs (including Westpac), is 10.25% (noting that APRA may apply higher CET1 requirements for an individual ADI). This comprises:
  - Minimum CET1 of 4.5%;
  - Capital conservation buffer (CCB) of 4.75%; and
  - Countercyclical capital buffer of 1.0%.
- Calculation of Credit RWA: Several changes with the most significant including:
  - Asset classifications used to determine RWA;
  - Greater use of internal modelling within property finance and mortgages which reduced risk weightings;
  - Higher capital requirements for higher risk segments such as interest only and investor mortgages;
  - Revised credit conversion factors (CCFs) for the calculation of off-balance sheet exposures which has reduced exposure at default. CCFs are percentage values used to convert an off-balance sheet exposure into an on-balance sheet equivalent; and
  - New Zealand RWA largely determined by the RBNZ requirements which increased RWA compared to prior periods.
- Introduction of a capital floor which limits the capital benefit available to advanced banks to no more than 72.5% of the RWA outcomes available under the standardised approach; and
- Introduction of a minimum leverage ratio of 3.5% and amendments of the leverage exposure calculation.

Implementation of the revised capital framework reduced credit RWA by $23.7 billion. Key drivers were:

- Property Finance: Internal modelling has reduced the risk weight of property finance from 85% to 61%. These exposures were formerly calculated using the IRB slotting approach;
- Residential Mortgages: Revisions to mortgage models reduced RWA, although additional capital was required for higher risk segments, including standardised risk weights for some exposures. Overall, this change resulted in a reduction in the mortgage risk weight by 110 basis points to 23.9%; and
- Off-balance sheet exposures: EAD has reduced by $40.4 billion mainly related to changes in CCFs for non-retail exposures.

Changes to credit risk capital

APRA's revised capital framework included updated prudential standards for credit risk capital (APS113 Capital Adequacy: Internal Ratings-Based Approach to Credit Risk). In line with the revised standard an ADI must categorise banking book exposures into four broad IRB APS113 asset classes (Corporate, Sovereign, Financial Institution and Retail) and apply the prescribed treatment for those classes to each credit exposure within them for the purposes of deriving its regulatory capital requirement. APS113 cascades these asset classes into further sub-asset classes as per below.

APRA's revised capital framework results in changes to previously reported credit asset classes. This includes changes to credit RWA calculations from AIRB to a foundation IRB approach (FIRB) for some exposure classes. Under FIRB, an ADI must provide its own estimates of PD and maturity and rely on supervisory estimates of LGD and EAD.

The below table sets out Westpac's revised credit risk asset classes under APRA's revised standards.

Revised Credit Asset Classes	Previously Reported Credit Asset Classes	Revised Asset Class definition
Corporate	Corporate	The Corporate asset class covers credit exposures where consolidated annual revenue < $750m, but greater than $75m, and does not meet the definition of Business Lending or Small Business exposures. Large Corporate exposures previously included in Corporate are identified as a separate asset class, with credit RWA measured under FIRB (previously measured under AIRB). The annual revenue threshold between Corporate and Business Lending has been updated from $50m to $75m, resulting in a portion of exposures shifting from Corporate to Business Lending (eligible for firm-size adjustment). Non-bank financial institutions have been transferred from the Corporate asset class and included in the new Financial Institutions asset class (expanded from the previous 'Bank' asset class), with credit RWA measured under FIRB (previously measured under AIRB).
Business Lending	Business Lending	Business Lending exposures are credit exposures to business customers with annual revenue less than $75m. The annual revenue threshold between

Westpac GROUP
Westpac Group June 2023 Pillar 3 report | 21

Pillar 3 report
Appendix I - APRA revised capital framework

Revised Credit Asset Classes	Previously Reported Credit Asset Classes	Revised Asset Class definition
	Small Business	Corporate and Business Lending changed under APRA's revised framework from $50m to $75m, resulting in a portion of exposures shifting from Corporate to Business Lending (eligible for firm-size adjustment). Small Business exposures are business customer where total exposures is less than $1.5m or the customer holds a complex product. APRA's revised capital framework increased the Small Business exposure threshold from $1m to $1.5m, resulting in a portion of exposures shifting from Business Lending to Small Business. Non-bank financial institutions have been transferred from the Business Lending asset class and included in the new Financial Institutions asset class (expanded from the previous 'Bank' asset class), with credit RWA measured under FIRB (previously under AIRB).
Property Finance	Specialised Lending	Income-producing Real Estate (IPRE) exposures within specialised lending risk-weighted according to the AIRB approach (previously supervisory slotting) and now classified as Property finance. Property finance represents exposures where repayments depend primarily on the cash flows generated by the asset or other real estate assets owned by the borrower.
Large Corporate	Corporate	Large Corporate exposures are credit exposures to corporate counterparties (where consolidated annual revenue > $750m) and are identified as a separate asset class, with credit RWA measured under FIRB (previously measured under AIRB).
Sovereign	Sovereign	Sovereign exposures are credit exposures to central and sub-national governments, central banks, and development banks or institutions eligible for zero risk weights. Sovereign credit RWA measured under FIRB (previously under AIRB). Domestic Public Sector Entities (PSEs) have been transferred from the Sovereign asset class to the Corporate asset class.
Financial Institutions	Corporate Business Lending Bank	Financial Institution exposures are credit exposures to financial institution counterparties. Financial institutions include, but are not limited to, banks, securities firms, insurance companies and leveraged funds. Non-bank financial institution exposures have been transferred from the Corporate and Business lending to the Financial Institutions asset class. Financial institutions credit RWA measured under FIRB (previously AIRB).
Residential Mortgages	Residential Mortgages	Asset class remains materially the same; however, non-standard mortgages receive 100% standardised risk weight (rather than the internally-modelled Retail IRB approach) and mortgages within New Zealand are presented within the New Zealand asset class.
Australian Credit Cards	Australian Credit Cards	No material change.
Other Retail	Other Retail	No material change.
Small Business	Small Business Business Lending	Small Business exposures are business customer where total exposures is less than $1.5m or the customer holds a complex product. APRA's revised capital framework increased the Small Business exposure threshold from $1m to $1.5m, resulting in a portion of exposures shifting from Business Lending to Small Business.
Specialised Lending	Specialised Lending	Specialised Lending includes Project Finance (including Object Finance) exposures. This exposure class excludes Property Finance exposures that are now a separate asset class and risk-weighted according to the AIRB approach. Project finance is defined as exposures where revenues generated by a single project, are both the primary source of repayment and security for the loan. Object finance is defined as lending for the acquisition of equipment where the repayment of the loan is dependent on the cash flows generated by the specific assets that have been financed and pledged or assigned to the lender.
Securitisation	Securitisation	See New Zealand section below. Otherwise, no material changes
New Zealand	Corporate Business Lending Sovereign Banks Residential mortgages Other retail Small business Specialised lending Securitisation	Under the revised capital framework, RBNZ regulated exposures are calculated using RBNZ rules and disclosed separately under a New Zealand class.

Standardised and Securitised portfolios are separately treated under APS112 Capital Adequacy: Standardised Approach to Credit Risk and APS120 Securitisation respectively.

22 | Westpac Group June 2023 Pillar 3 report

Pillar 3 report
Appendix II - APS 330 quantitative requirements

APS330 reference		Westpac disclosure	Page
General Requirements			
Paragraph 51		Tier 1 capital, total exposures and leverage ratio	12
Attachment C			
Table 3: Capital Adequacy	(a) to (e)	Capital requirements	10
	(f)	Westpac's capital adequacy ratios	8
		Capital adequacy ratios of major subsidiary banks	8
Table 4: Credit Risk - general disclosures	(a)	Exposure at Default by major type	14
	(b)	Non-performing and past due loans by portfolio	16
	(c)	Provisions held against performing exposures	15
Table 5: Securitisation exposures	(a)	Banking Book summary of securitisation activity by asset type	17
	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	18
		Trading Book summary of on and off-balance sheet securitisation by exposure type	19
Attachment F			
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	20

Exchange rates

The following exchange rates were used in the Westpac Pillar 3 report and reflect spot rates for the period end.

$	30 June 2023	31 March 2023	30 June 2022
USD	0.6625	0.6711	0.6890
GBP	0.5255	0.5418	0.5666
NZD	1.0890	1.0680	1.1077
EUR	0.6101	0.6158	0.6584

Westpac GROUP
Westpac Group June 2023 Pillar 3 report | 23

Pillar 3 report Disclosure regarding forward-looking statements 24 | Westpac Group June 2023 Pillar 3 report The information contained in this report contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, macro and micro economic and market conditions, results of operations and financial condition, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability- related statements, commitments, targets, projections and metrics, and other estimated and proxy data. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target,’ goal’, ‘guidance’, ‘ambition’ or other similar words are used to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect Westpac’s current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond Westpac’s control (and the control of Westpac’s officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon Westpac. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this report. There can be no assurance that future developments or performance will align with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk Factors’ in Westpac’s 2023 Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider such factors and other uncertainties and events. Except as required by law, Westpac assumes no obligation to revise or update any forward-looking statements in this report, whether from new information, future events, conditions or otherwise, after the date of this report.